Exhibit 99.1

ATTUNITY REPORTS FOURTH QUARTER AND FULL YEAR 2011 FINANCIAL RESULTS
- - -
A 83% INCREASE IN NON-GAAP NET INCOME FOR 2011
- - -
TOTAL REVENUES INCREASED 51% TO $15.2 MILLION IN 2011
- - -

Burlington, MA–January 25, 2012 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration, reported today its unaudited financial results for the fourth quarter and year ended December 31, 2011.

Highlights for the Fourth Quarter of 2011:
•	Fifth consecutive quarter of license and total revenues growth
•	License revenues increased 156% to $3.2 million in the fourth quarter of 2011, compared to $1.2 million for the same period last year
•	Total revenues increased 121% to $5.7 million in the fourth quarter of 2011, compared to $2.6 million for the same period last year
•	Non-GAAP operating income increased 209% to $767,000 in the fourth quarter of 2011, compared to $248,000 for the same period last year
•	Non-GAAP net income increased 593% to $728,000 in the fourth quarter of 2011, compared to $105,000 for the same period last year

Highlights for the Year Ended December 31, 2011:
•	License revenues increased 75% to $8.1 million in 2011, compared to $4.6 million in 2010
•	Total revenues increased 51% to $15.2 million in 2011, compared to $10.1 million in 2010
•	Non-GAAP operating income increased 70% to $2.2 million in 2011, compared to $1.3 million in 2010
•	Non-GAAP net income increased 83% to $1.5 million in 2011, compared to $802,000 in 2010
•	Shareholders' equity increased to $5.2 million as of December 31, 2011 compared to $733,000 as of December 31, 2010

Recent Operational Highlights:
•
The conversion into equity of 47% of the Company’s outstanding convertible promissory notes (debt) held by the Chairman/CEO and another director demonstrated a vote of confidence in the Company and increased shareholder equity

•
Outstanding debt from Plenus of $83,000 was paid in early January 2012, such that, together with said conversion, total outstanding debt was reduced from $2.9 million at December 31,2010 to only $0.9 million at December 31, 2011

•	Company is considering the relisting of its ordinary shares on a National Exchange, pending market conditions and satisfaction of the applicable listing criteria
•	Completed major deals with a large international bank and a telecommunication company in North America
•	Launched Attunity Replicate, an innovative replication platform in the third quarter of 2011
•	Completed the acquisition of RepliWeb Inc. in the third quarter of 2011

Commenting on the results, Mr. Shimon Alon, Attunity’s Chairman and CEO, stated, “We are pleased to have exceeded our goals and expectations for 2011, which includes achieving our fifth consecutive quarter of revenue growth. This growth was partially driven by the launch and market acceptance of Attunity’s replication products; an increase in the size of client agreements; the strategic large-scale distribution agreements we have entered or renewed with Microsoft and other world leading software companies and the expansion of our portfolio of solutions following the recent acquisition of RepliWeb.  This was achieved while we also significantly reduced our debt load, thereby allowing us to continue to invest in our business."

Mr. Alon continued, “During 2011, we have taken actions to advance our position as a leading provider of real-time data integration for the enterprise environment and Cloud computing. The outlook for 2012 is positive as we continue to introduce and market several of our new software solutions launched in late-2011, including Attunity Replicate, the first replication platform delivering an ‘end-to-end click to replicate’ solution, that enable us to increase our addressable markets and the enhanced file replication solution.  Furthermore, during the first half of 2012 we plan to introduce new solutions for cloud computing that uniquely address the critical need of transferring data and files across data centers and cloud environments, based on the integration of RepliWeb’s and Attunity’s technologies. One of the most notable trends we have seen as we entered 2012 is an increase in the size and scope of our client agreements, as well as several clients extending their agreements for our solutions.  This client activity includes a recent agreement with one of the world’s largest banks.”

In the third quarter of 2011 we completed the acquisition of RepliWeb Inc. Accordingly, starting from September 19, 2011 (the closing date of the acquisition), the financial results of RepliWeb Inc. are consolidated into our financial statements.

Financial Results for Q4 2011
Total revenues for the fourth quarter of 2011 increased 121% to $5.7 million, compared to $2.6 million for the same period of 2010. This included license revenues for the fourth quarter of 2011, which increased 156% to $3.2 million, compared to $1.2 million for the same period of 2010. RepliWeb contributed $2.4 million in total revenues and $1.2 in license revenues in the fourth quarter of 2011.

Net operating (loss) for the fourth quarter of 2011 was ($14,000), compared to ($126,000) for the same period of 2010. Non-GAAP net operating income for the fourth quarter of 2011 was $767,000, compared to $248,000 for the same period last year. Non-GAAP net operating income for the fourth quarter of 2011 excludes equity-based compensation and amortization of software development costs totaling $196,000 compared to $374,000 for the same period last year, as well as $585,000 in expenses and amortization related to the acquisition of RepliWeb (see footnotes 1, 2 and 3 at the end of this release).

Net loss for the fourth quarter of 2011 decreased to ($412,000), or ($0.01) per share, from ($1.1 million), or ($0.04) per share, in the fourth quarter of 2010. Net loss for the fourth quarter of 2011 was negatively impacted primarily by $875,000 in financial expenses associated mainly with the revaluation of the conversion feature related to Company’s convertible debt and with the conversion of part of the convertible debt, and by $68,000 in expenses and amortization associated with the acquisition of RepliWeb, net of tax effect. Non-GAAP net income  for the fourth quarter of 2011 was $728,000 compared to $105,000 for the same period last year. Non-GAAP net income for the fourth quarter of 2011 excludes a total of $1.1 million in financial expenses associated with the revaluation of conversion features related to the convertible debt and with the conversion of part of the convertible debt, expenses and amortization related to the acquisition of RepliWeb, net of tax effect, equity-based compensation expenses and amortization of software development costs (see footnotes 1, 2, 3, 4 and 5 at the end of this release).

Financial Results for Full Year 2011
Total revenues increased 51% in 2011 to $15.2 million, compared to $10.1 million in 2010.  This included license revenues, which increased by 75% to $8.1 million in 2011, compared to $4.6 million in 2010. RepliWeb contributed $2.8 million in total revenues and $1.3 million in license revenues in 2011.

Net operating income (loss) for 2011 was $70,000, compared to ($43,000) for 2010. Non-GAAP net operating income for 2011 was $2.2 million, compared to $1.3 million for the same period last year. Non-GAAP net operating income for 2011 excludes equity-based compensation and amortization of software development costs totaling $695,000 compared to $1.3 million for 2010, as well as $1.4 million in expenses and amortization related to the acquisition of RepliWeb (see footnotes 1, 2 and 3. at the end of this release).

Net income (loss) for 2011 decreased to ($815,000), or ($0.02) per share, from ($1,.5), or ($0.05) per share, in 2010. Net income of 2011 was negatively impacted primarily by $1.2 million in expenses and amortization associated with the acquisition of RepliWeb, net of tax effect. Non-GAAP net income (loss) for 2011 was $1.4 million compared to $802,000 in 2010.

Non-GAAP net income for 2011 excludes a total of $2.3 million in expenses and amortization related to the acquisition of RepliWeb, net of tax effect, equity-based compensation expenses, amortization of software development costs and financial expenses associated with the revaluation of conversion features related to the convertible debt and with the conversion of Company’s convertible debt (see footnotes 1, 2, 3, 4, and 5 at the end of this release).

Cash and cash equivalents were $1.5 million as of December 31, 2011, compared to $872,000 as of December 31, 2011.

Shareholders' equity increased to $5.2 million as of December 31, 2011, compared to $733,000 as of December 31, 2010.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Conference Call Information
The Company’s management will host a conference call on today at 10:00 a.m. Eastern Time. The conference call will be available via webcast and can be accessed through the Events section of Attunity’ s website, http://www.attunity.com/events, and www.kcsa.com, the contents of which are not part of this press release.   Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast. The dial-in number for the conference call is (877) 399-3397 (U.S. domestic) or 1 (707) 287-9284 (international) participants.  All dial-in participants must use the following code to access the call: 42579207. Please call at least five minutes before the scheduled start time.

For interested individuals unable to join the conference call, a replay of the call will be available through February 1, 2012 at (855) 859-2056 (U.S. domestic) or (404) 537-3406 (international). Participants must use the following code to access the replay of the call: 42579207. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity
Attunity is a leading provider of real-time data integration software that enables access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our offering includes software solutions such as data replication, real-time change data capture (CDC) and real-time data connectivity, as well as enterprise file replication and managed-file-transfer (MFT) offered through our RepliWeb division. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), net operating income (loss) and net income (loss) per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb, non-cash equity based compensation charges in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as revaluation of conversion features related to its convertible debt and outstanding warrants in accordance with ASC 815-40 (affected, among other factors, by changes in Attunity‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our outlook for 2012, or our plans to introduce new solutions for cloud computing, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2012 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011

U.S. DOLLARS IN THOUSANDS

Unaudited

INDEX

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2011	2010
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,484	$872
Restricted cash	362	224
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2011 and 2010)	1,988	1,201
Other accounts receivable and prepaid expenses	158	190

Total current assets	3,992	2,487

LONG-TERM ASSETS:
Other long term assets	235	61
Severance pay fund	2,684	1,323
Property and equipment, net	380	205
Intangible assets ,net	2,854	496
Goodwill	13,011	6,133

Total long-term assets	19,164	8,218

Total assets	$23,156	$10,705

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands except share data

	December 31,	December 31,
	2011	2010
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$835	$245
Current maturities of long-term debt	115	1,014
Trade payables	452	220
Deferred revenues	5,733	2,048
Employees and payroll accruals	2,151	844
Accrued expenses and other current liabilities	2,345	759
Bifurcated conversion feature , presented at fair value	227	-

Total current liabilities	11,858	5,130

LONG-TERM LIABILITIES:
Contingent payment obligation	1,669	-
Long term deferred tax liability, Net	298
Long-term convertible debt	-	1,571
Other long-term liabilities	166	90
Liabilities presented at fair value	510	1,215
Accrued severance pay	3,467	1,966

Total long-term liabilities	6,110	4,842

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at December 31, 2011 and 2010 Issued and outstanding: 39,951,106 shares at December 31, 2011 and 32,269,695 at December 31, 2010	1,146	939
Additional paid-in capital	107,572	102,459
Accumulated other comprehensive loss	(690)	(640)
Accumulated deficit	(102,840)	(102,025)

Total shareholders' equity	5,188	733

Total liabilities and shareholders' equity	$23,156	$10,705

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except  per share data

	Year ended		3 months ended
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited		Unaudited	Unaudited

Software licenses	$8,140	$4,645	$3,182	$1,242
Maintenance and services	7,029	5,430	2,530	1,337

	15,169	10,075	5,712	2,579
Operating expenses:

Cost of revenues	1,453	1,951	509	408
Research and development, net	4,960	2,482	2,219	799
Selling and marketing	5,851	3,831	2,275	976
General and administrative	2,835	1,854	723	522

Total operating expenses	15,099	10,118	5,726	2,705

Operating Income (loss)	70	(43)	(14)	(126)

Financial expenses, net	1,284	1,388	918	999

Loss before income taxes	(1,214)	(1,431)	(932)	(1,125)

Taxes on income (benefit)	(399)	74	(521)	17

Net loss	$(815)	$(1,505)	$(412)	$(1,142)

Basic and diluted net loss per share	$(0.02)	$(0.05)	$(0.01)	$(0.04)
Weighted average number of shares used in computing basic and diluted net loss per share	34,647	31,973	38,177	32,198

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
	Unaudited
Cash from operating activities:
Net Income /( loss)	$(815)	$(1,505)
Adjustments required to reconcile net income ( loss) to net cash provided by operating activities:
Revaluation of restricted cash	-	(16)
Depreciation	123	94
Stock based compensation	359	223
Amortization of intangible assets	843	1,119
Fair value of guarantee associated with short term loan	49	-
Accretion of contingent payment obligation	75	-
Increase (decrease) in accrued severance pay, net	40	193
Decrease (increase) in trade receivables	(453)	(435)
Decrease ( increase) in other accounts receivable and prepaid expenses	537	(45)
Decrease (increase) in long-term prepaid expenses	(174)	25
Increase (decrease) in trade payables	(370)	17
Increase (decrease) in deferred revenues	2,228	19
Increase (decrease) in employees and payroll accruals	785	28
Increase (decrease) in accrued expenses and other liabilities	920	(226)
Change in liabilities presented at fair value	791	965
Change in deferred taxes net	(774)	-
Net cash provided by operating activities	4,165	456

Cash flows from investing activities:
Purchase of property and equipment	(161)	(58)
Increase of restricted cash	(116)	-
Cash paid in connection with the acquisition, net of acquired cash	(2,285)	-

Net cash used in investing activities	(2,562)	(58)

Cash flows from financing activities:
Receipt of short term bridge loan to finance the acquisition	3,000	-
Repayment of bridge loan	(3,000)	-
Proceeds from exercise of stock options and warrants	249	107
Receipt of long term loan	57	25
Repayment of long-term debt	(1,046)	(922)
Repayment of convertible debt	(245)	(184)

Net cash used in financing activities	(985)	(974)

Foreign currency translation adjustments on cash and cash equivalents	(5)	18

Increase (decrease) in cash and cash equivalents	612	(556)
Cash and cash equivalents at the beginning of the period	872	1,428

Cash and cash equivalents at the end of the period	$1,484	$872

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$63	$484

Non cash activity
Shares issued as part of acquisition	$2,621	-

Conversion of convertible debt and related beneficial conversion feature	$1,182	-

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	Capital	loss	deficit	loss	equity
Balance as of December 31, 2010	32,269,695	$939	$102,459	$(640)	$(102,025)	$(1,692)	733

Classification of warrants to equity	-	-	860	-	-		860
Exercise of options and warrants	1,861,897	51	198	-	-		249
Stock-based compensation	-		359	-	-		359
Foreign currency translation adjustments	-	-		(50)	-		(50)
Consideration to RepliWeb's shareholders	4,032,258	109	2,512				2,621
Conversion of convertible debt		47	1,135				1,182

Fair value of guarantee associated with short term loan			49				49
Net Loss	-	-	-		(815)	(815)	(815)
Total comprehensive loss						$(2,507)

Unaudited Balance as of December 31, 2011	38,163,850	$1,146	$107,572	$(690)	$(102,840)		$5,188

	0	0	0	-	(0)		(0)

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

		Year ended		3 months ended
		December 31,		December 31,
		2011	2010	2011	2010
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating Income (loss)	$70	(43)	$(14)	(126)
	Stock based compensation (1)	359	223	138	55
	Amortization of Software Development Costs (2)	336	1,119	58	319
	Acquisition-related expenses, amortization and adjustments (3)	1,449	-	585	-
	Non-GAAP operating Income	$2,214	1,299	$767	248

	GAAP net Income (loss)	(815)	(1,505)	(412)	(1,142)
	Stock based compensation (1)	359	223	138	55
	Amortization of Software Development Costs (2)	336	1,119	58	319
	Acquisition-related expenses, amortization and adjustments (3)	1,449	-	585	-
	Financial expenses (4)	351	965	875	873
	Acquisition-related financial expenses (5)	565	-	257	-
	Tax related to the acquisition	(774)	-	(774)	-
	Non-GAAP net Income (Loss)	$1,471	802	$728	105

	GAAP diluted net Income (loss) per share	(0.02)	(0.05)	(0.01)	(0.04)
	Operating expenses GAAP	0.06	0.04	0.02	0.01
	Financial expenses	0.03	0.03	0.03	0.03
	Taxes on income	(0.02)	-	(0.02)	-

	Non-GAAP diluted net Income per share	$0.04	0.03	$0.02	0.00

	Weighted average number of shares used in computing diluted net income per share	34,647	31,973	38,177	32,198
(1)	Stock-based compensation expenses under ASC 718 included in:
	Research and development	122	54	50	15
	Selling and marketing	100	74	30	13
	General and administrative	137	95	58	27
		$359	223	$138	55

(2)	Amortization of Software Development Costs	336	1,119	58	319
		$336	1,119	$58	319
(3)	Acquisition-related expenses, amortization and adjustments:
	Valuation adjustment on acquired deferred services revenue	135	-	128	-
	Cost of Sales - Amortization of technology	220	-	198	-
	Research and development - Carve-out to RepliWeb employees	212	-	-	-
	Selling and marketing - Carve-out to RepliWeb employees	87	-	-	-
	Selling and marketing - Amortization of customers relationship	287	-	259	-
	General and administrative - Carve-out to RepliWeb employees	87	-	-	-
	General and administrative- Acquisition expenses	421	-	-	-

		$1,449	-	$585	-

(4)	Revaluation of warrants and conversion feature of long term convertible debt	$351	965	$875	873

(5)	Acquisition-related financial expenses:
	Fair value of carve-out feature related to warrants	440	-	140	-
	Accretion of contingent payment obligation	75	-	67	-
	Fair value of guarantee associated with short term loan	50		50
		$565	-	$257	-

	Total Acquisition-Related Expenses:
	Acquisition-related expenses, amortization and adjustments - Note 2	1,449	-	585	-
	Acquisition-related financial expenses - Note 4	565	-	257	-
	Tax related to the acquisition	(774)		(774)
		$1,240	-	$68	-